CHINA 3C GROUP

368 HuShu Nan Road
HangZhou City, Zhejiang Province, China 310014

October 9, 2008

Mr. Jay Williamson Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 150 F Street, N.E. Washington D.C. 20549

Re:	China 3C Group Form 10-K/A Filed on August 13, 2008 File No. 000-28767

Dear Mr. Williamson:

China 3C Group (the “Company”) is in receipt of the Staff’s letter dated September 12, 2008 and subsequent letter dated September 30, 2008 with respect to comments that remain outstanding relating to the Annual Report on Form 10-K, for the fiscal year ended December 31, 2007. After discussions with our legal counsel, Loeb & Loeb LLP, and our board of directors, we have determined that we would be in a position to file a comprehensive response no later than October 31, 2008. Due to various factors, including (1) a shortage of qualified employees who are able to address the Staff’s comments on a timely basis; (2) the National Day of the People’s Republic of China which by statute provides for a one week public holiday from September 29, 2008 to October 3, 2008; and (3) additional time needed to thoroughly review the Staff’s comments, together with the Company’s initial and amended Annual Report on Form 10-K with our internal accounting team and auditors, we require this additional time to respond.

Please feel free to contact our counsel Mitchell Nussbaum of Loeb & Loeb at (212) 407-4159 with any questions or concerns in this regard.

Sincerely,

/s/ Zhenggang Wang Zhenggang Wang Chief Executive Officer

cc:	Mitchell Nussbaum Loeb & Loeb LLP